Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

General

As of October 31, 2019, Verus International, Inc. had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). References herein to “we,” “us,” “our” and the “Company” refer to Verus International, Inc. and not to any of its subsidiaries.

The following description of our common stock and certain provisions of our Amended and Restated Certificate of Incorporation, as amended (our “charter”) and Amended and Restated Bylaws (“bylaws”) are summaries and are qualified in their entirety by reference to the full text of our charter and bylaws, each of which have been publicly filed with the Securities and Exchange Commission (the “SEC”). We encourage you to read our charter and bylaws and the applicable provisions of the Delaware General Corporation Law (the “DGCL”) for additional information.

Common Stock

We are authorized to issue up to a total of 7,500,000,000 shares of common stock, par value $0.000001 per share. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. Holders of our common stock have no cumulative voting rights. Further, holders of our common stock have no preemptive or conversion rights or other subscription rights.

Upon our liquidation, dissolution or winding-up, holders of our common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any of our outstanding shares of preferred stock. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of our assets which are legally available.

The holders of a majority of the voting power of our issued and outstanding capital stock, represented in person or by proxy, are necessary to constitute a quorum for the transaction of business at any meeting. If a quorum is present, an action by stockholders entitled to vote on a matter is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action unless a different vote is required by law, the charter, the bylaws or, with respect to a class or series of preferred stock, the terms of any resolution or resolutions adopted by the board of directors. Pursuant to our bylaws, the election of directors requires a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 125,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional, or special rights as well as the qualifications, limitations, or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights of the common stock. Our board of directors, without stockholder approval, can issue convertible preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock, and may adversely affect the voting and other rights of the holders of common stock.

Anti-Takeover Effects of Certain Provisions of our Charter and Bylaws and the DGCL

Delaware Law

We are governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly traded Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An interested stockholder is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation’s voting stock, subject to certain exceptions. The statute could have the effect of delaying, deferring or preventing a change in control of our company.

Board of Directors Vacancies

Our bylaws authorize our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution of the majority of the incumbent directors.

Meeting of Stockholders

Our bylaws provide that special meetings of our stockholders may be called by the board of directors.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval and may be utilized for a variety of corporate purposes, including future public and private offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.